DAILY JOURNAL CORPORATION

915 East First Street

Los Angeles, California 90012

(213) 229-5300

March 7, 2013

Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daily Journal Corporation Form 10-K for the Fiscal Year Ended September 30, 2012 Filed December 14, 2012 File No. 000-14665

Dear Mr. Dobbie:

Following up on a conversation between our outside counsel and Sonia Bednarowski, Daily Journal Corporation hereby confirms that it will submit its response to the Staff’s February 25, 2013 comment letter by no later than March 18, 2013.

If you have any questions, please contact me at (213) 229-5300.

Sincerely,

/s/ Gerald L. Salzman

Gerald L. Salzman

President